SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*


                        PHILADELPHIA SUBURBAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   718009-6-08
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Andrew A. Bernstein, Esq.                 Stephen P. Stanczak, Esq.
   Cleary, Gottlieb, Steen & Hamilton       c/o United States Filter Corporation
         41, avenue de Friedland                     40-004 Cook Street
           75008 Paris, France                      Palm Desert, CA 92211
            33-1-40-74-68-00                           (760) 341-8126

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 8, 2002
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718009-6-08                                                 Page 2

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vivendi Universal S.A. (formerly Vivendi S.A.)

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

    3

    4   SOURCE OF FUNDS*

        OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                           7   SOLE VOTING POWER
                               None
   NUMBER OF SHARES
  BENEFICIALLY OWNED       8   SHARED VOTING POWER
          BY                   11,095,875(1)
    EACH REPORTING
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH                  None

                           10  SHARED DISPOSITIVE POWER
                               11,095,875(1)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,095,875(1)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 16.2% (based upon 68,651,874 shares outstanding as of May 7, 2002 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002)

   14   TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) As of the date hereof, Vivendi Universal holds approximately 47.7% of the shares of Vivendi Environnement S.A., which beneficially owns, through certain of its subsidiaries, the securities covered by this statement. Vivendi Universal does not own any of the securities covered by this statement (other than through its interest in Vivendi Environnement) and disclaims beneficial ownership of such securities. This statement may not be construed as an admission by Vivendi Universal that it is the beneficial owner of any such securities.

                                  SCHEDULE 13D

CUSIP No. 718009-6-08                                                 Page 3

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vivendi Environnement S.A.

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

    3

    4   SOURCE OF FUNDS*

        OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                           7   SOLE VOTING POWER
                               None
   NUMBER OF SHARES
  BENEFICIALLY OWNED       8   SHARED VOTING POWER
          BY                   11,095,875
    EACH REPORTING
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH                  None

                           10  SHARED DISPOSITIVE POWER
                               11,095,875

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,095,875

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 16.2% (based upon 68,651,874 shares outstanding as of May 7, 2002 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002)

   14   TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 718009-6-08                                                 Page 4

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vivendi North America Company (formerly Anjou International Company)

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

    3

    4   SOURCE OF FUNDS*

        OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, U.S.A.

                           7   SOLE VOTING POWER
                               None
   NUMBER OF SHARES
  BENEFICIALLY OWNED       8   SHARED VOTING POWER
          BY                   761,654
    EACH REPORTING
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH                  None

                           10  SHARED DISPOSITIVE POWER
                               761,654

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        761,654

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 1.1% (based upon 68,651,874 shares outstanding as of May 7, 2002 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002)

   14   TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 718009-6-08                                                 Page 5

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vivendi Water S.A.

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

    3

    4   SOURCE OF FUNDS*

        OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]


    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        France

                           7   SOLE VOTING POWER
                               None
   NUMBER OF SHARES
  BENEFICIALLY OWNED       8   SHARED VOTING POWER
          BY                   10,334,221
    EACH REPORTING
        PERSON             9   SOLE DISPOSITIVE POWER
         WITH                  None

                           10  SHARED DISPOSITIVE POWER
                               10,334,221

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,334,221

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 15.1% (based upon 68,651,874 shares outstanding as of May 7, 2002 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002)

   14   TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 22 (this "Amendment"), which amends and supplements the Report on Schedule 13D dated August 1, 2000, as amended and restated (the "Schedule 13D"), of Vivendi Universal S.A. (formerly Vivendi S.A.), its indirect affiliates Vivendi North America Company (formerly Anjou International Company) and Vivendi Water S.A., and Vivendi Water S.A.'s wholly-owned subsidiary Compagnie Generale des Eaux, is filed to reflect the execution of a registration and stock purchase agreement by and among Vivendi Environment S.A., Vivendi Water S.A., Vivendi North America Company and the Issuer, and to reflect information required pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, relating to the shares of common stock, par value $0.55 per share, of the Issuer.

                  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.           Identity and Background.

                  Items 2(a) and (b) of Schedule 13D are amended and restated in their entirety as follows:

                  "(a) This statement is filed by Vivendi Universal S.A. (formerly Vivendi S.A.) ("Vivendi Universal" or "Vivendi"), Vivendi Environnement S.A. ("Environnement") and Environnement's subsidiaries Vivendi North America Company (formerly Anjou International Company) ("VNAC") and Vivendi Water S.A. ("Water" and, together with Vivendi, Environnement and VNAC, the "Filing Persons").

                  Except for three (3) shares held indirectly by Vivendi Universal, Water is a wholly owned subsidiary of Environnement. Vivendi Universal holds approximately 47.7% of the capital stock of Environnement. VNAC is a wholly owned subsidiary of Vivendi North America Operations, Inc. ("Operations"), a wholly-owned indirect subsidiary of Environnement.

                  (b) The business address of Vivendi Universal is 42 avenue de Friedland, 75380 Paris, Cedex 08, France. The business address of Environnement is 36-38 avenue Kleber, 75116 Paris, France. The business address of VNAC is 60 East 42nd Street, 36th Floor, New York, New York 10165. The business address of Water is 52 Rue d'Anjou 75008, Paris, France."

                  Item 2(c) is amended by deleting the fourth paragraph thereof and by amending and restating in its entirety the last paragraph thereof as follows:

                  "The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Vivendi, Environnement and VNAC and the executive officers and members of the supervisory board of Water are set forth in Schedule 1 hereto and incorporated herein by reference."

                  Items 2(d) and (e) are amended by deleting the last paragraph thereof, respectively.

                  Item 2(f) is amended and restated in its entirety as follows:

                  "(f) The citizenship of the executive officers and the directors or supervisory board members, as applicable, of Vivendi, Environnement, VNAC and Water is set forth in Schedule 1 hereto and incorporated herein by reference."

Item 4.           Purpose of Transaction.

                  Item 4 of Schedule 13D is amended by deleting the first sentence of the last paragraph thereof.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 (a)-(c) of Schedule 13D is amended and restated in its entirety as follows:

                  "(a) As of July 8, 2002, Vivendi Universal could be deemed to be, through its 47.7% interest in Environnement, the beneficial owner of 11,095,875 Shares held by certain subsidiaries of Environnement. Vivendi Universal does not own any of the Shares (other than through its interest in Environnement) and disclaims beneficial ownership of any Shares. This Amendment may not be construed as an admission by Vivendi Universal that it is the beneficial owner of any Shares. To the best knowledge of Vivendi Universal, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  As of July 8, 2002, Environnement was, through its subsidiaries VNAC and Water, the beneficial owner of 11,095,875 Shares, constituting approximately 16.2% of the outstanding Shares (based upon 68,651,874 shares outstanding as of May 7, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002). To the best knowledge of Environnement, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares, other than Andrew D. Seidel, a member of the Management Board of Environnement, who currently owns 875 Shares.

                  As of July 8, 2002, VNAC was the beneficial owner of 761,654 Shares, constituting approximately 1.1% of the outstanding Shares (based upon 68,651,874 shares outstanding as of May 7, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002). To the best knowledge of VNAC, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  As of July 8, 2002, Water was the beneficial owner of 10,334,221 Shares, constituting approximately 15.1% of the outstanding Shares (based upon 68,651,874 shares outstanding as of May 7, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2002). To the best knowledge of Water, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  (b) Environnement has, through its subsidiaries VNAC and Water, the shared power to vote or direct the disposition of 11,095,875 Shares. VNAC and Water have the shared power to vote or direct the disposition of 761,654 Shares and 10,334,221 Shares, respectively.

                  (c) Neither Vivendi Universal nor, to the best of Vivendi Universal's knowledge, any executive officer or director of Vivendi Universal:
(a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

                  Neither Environnement nor, to the best of Environnement's knowledge, any executive officer or supervisory board member of Environnement:
(a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares, other than Andrew D. Seidel, a member of the Management Board of Environnement, who currently owns 875 Shares.

                  Neither VNAC nor, to the best of VNAC's knowledge, any executive officer or director of VNAC: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares, other than 414,260 Shares sold by VNAC in a number of brokers' transactions effected from May 10, 2002 through May 24, 2002.

                  Neither Water nor, to the best of Water's knowledge, any executive officer or supervisory board member of Water (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares."

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  Item 6 of Schedule 13D is amended and restated in its entirety as follows:

                  "On July 8, 2002, Environnement, Water, VNAC and the Issuer entered into a Registration and Stock Purchase Agreement (the "Agreement") relating to the Shares. Pursuant to the Agreement, on July 8, 2002 the Issuer filed a Registration Statement on Form S-3 ("Registration Statement") with the U.S. Securities and Exchange Commission ("Commission") for the resale of up to 9,885,256 Shares ("Registered Shares") by VNAC and Water, and the Issuer has agreed to use commercially reasonable efforts to have the Registration Statement declared effective by the Commission. The Issuer has also agreed to execute an underwriting agreement in the form attached to the Agreement (the "Underwriting Agreement") in connection with the public resale of the Registered Shares and to repurchase, on the terms and conditions set forth in the Agreement, up to 2,500,000 Shares (the "Buyback Shares") held by Water at the public offering price of the Registered Shares. The closing of the repurchase by the Issuer of the Buyback Shares will take place on later of (I) the 30th day following the closing of the purchase of the Registered Shares under the Underwriting Agreement and (ii) the closing date of the purchase of any over-allotment shares by the underwriters pursuant to the Underwriting Agreement. This summary is qualified in its entirety by reference to the Agreement, which is being filed herewith as an Exhibit to this Amendment and is incorporated by reference herein.

                  Except as set forth in the preceding paragraph, none of the Filing Persons nor, to the best of the Filing Persons' knowledge, any person named in Item 2 hereof, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.  Material to be Filed as Exhibits.

         1. Registration and Stock Purchase Agreement dated July 8, 2002, between Environnement, Water, VNAC and Philadelphia Suburban Corporation.
         2. Joint Filing Agreement.
         3. Special Power of Attorney of Vivendi Universal S.A. (formerly Vivendi S.A.)*
         4. Special Power of Attorney of Vivendi North America Company*
         5. Special Power of Attorney of Vivendi Water S.A.*

         -------------------
         * Previously filed as an exhibit to Amendment 20 to Schedule 13D filed on August 1, 2000.

                                   Schedule 1

           Directors and Executive Officers of Vivendi Universal S.A.


                                                                                         Present Principal
                                                                                     Occupation or Employment,
                                                                                        including the Name
                                                                                     (principal business) and
                                                                                    Address (if different than
                                                                                       Business Address) of
Position with Vivendi                   Name and                      Citizenship            Employer
                                    Business Address
-------------------------------------------------------------------------------------------------------------------------
I.     Directors
-------------------------------------------------------------------------------------------------------------------------
Chairman of the Board            Jean-Rene Fourtou                     French         Chairman and Chief
                                 c/o Vivendi Universal                                Executive Officer of
                                 42, avenue de Friedland                              Vivendi Universal
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Director                         Edgar Bronfman, Jr.                   U.S.           Special Advisor to the
                                 Lexa Partners LLC                                    Chairman of Vivendi
                                 390 Park Avenue, 4th floor                           Universal
                                 New York, NY 10022
-------------------------------------------------------------------------------------------------------------------------
Director                         Claude Bebear                         French         Chairman of the Supervisory
                                 AXA                                                  Board of AXA
                                 25, avenue Matignon
                                 75008 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Gerard Kleisterlee                    Dutch          Chief Executive Officer
                                 Royal Philips Electronic                             of Royal Philips Electronic
                                 P.O. Box 77900
                                 Building HBT 14
                                 1070 Amsterdam
                                 The Netherlands
-------------------------------------------------------------------------------------------------------------------------
Director                         Eric Licoys                           French         Executive Officer of
                                 c/o Vivendi Universal                                Vivendi Universal
                                 42, avenue de Friedland                              Chairman of the
                                 75380 Paris, Cedex 08                                Supervisory Board of
                                 France                                               Groupe Canal +
-------------------------------------------------------------------------------------------------------------------------
Director                         Dominique Hoehn                       French         Chief Operating Officer
                                 BNP Paribas                                          of BNP Paribas
                                 3, rue d'Antin
                                 75009 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Edgar M. Bronfman                     U.S.           President of World
                                 c/o Vivendi Universal                                Jewish Congress, World
                                 375 Park Avenue, 5th floor                           Jewish Restitution
                                 New York, NY 10152-0192                              Organization and
                                 USA                                                  Foundation for Jewish
                                                                                      Campus Life (Hillel)
-------------------------------------------------------------------------------------------------------------------------
Director                         Richard H. Brown                      U.S.           Chairman and Chief Executive
                                 Electronic Data Systems                              Officer of Electronic Data
                                 5400 Legacy Drive                                    Systems Co.
                                 Plano, Texas 75024-3199
                                 USA
-------------------------------------------------------------------------------------------------------------------------
Director                         Jean-Marc Espalioux                   French         Chairman of the
                                 Accor                                                Management  Board
                                 Tour Maine Montparnasse                              and CEO of Accor
                                 33 avenue du Maine
                                 75755 Paris Cedex 15
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Jacques Friedman                      French         Director of BNP Paribas
                                 80 avenue de Breteuil                                and TotalFinaElf S.A.
                                 75015 Paris
-------------------------------------------------------------------------------------------------------------------------
Director                         Esther Koplowitz                      Spanish        Director of Fomentos de
                                 FCC                                                  Construcciones y
                                 Plaza Pablo Ruiz Picasso                             Contratas (FCC);
                                 28020 Madrid                                         President of Ayuda al
                                 Spain                                                Desvalido Foundation
-------------------------------------------------------------------------------------------------------------------------
Director                         Marie-Josee Kravis                    Canadian       Senior Fellow of
                                 Hudson Institute                                     Hudson Institute Inc.;
                                 625 Park Avenue                                      Director of The
                                 New York, NY 10021                                   Canadian Imperial Bank
                                 USA                                                  of Commerce, Hollinger
                                                                                      International Inc., The
                                                                                      Ford Motor Company
                                                                                      and USA Networks, Inc.
-------------------------------------------------------------------------------------------------------------------------
Director                         Henri Lachmann                        French         Chairman and Chief
                                 Schneider Electric S.A.                              Executive Officer of
                                 43-45 Bd Franklin Roosevelt                          Schneider Electric S.A.
                                 92500 Rueil Malmaison
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Samuel Minzberg                       Canadian       Chairman and Chief
                                 Claridge Inc.                                        Executive Officer of
                                 1170 Peel Street, 8th floor                          Claridge Inc.
                                 Montreal, Quebec H3B 4P2
-------------------------------------------------------------------------------------------------------------------------
Director                         Simon Murray                          British        Chairman of Simon
                                 Simon Murray &                                       Murray & Associates
                                 Associates (U.K) Ltd.
                                 Princes House
                                 38 Jermyn Street
                                 England
-------------------------------------------------------------------------------------------------------------------------
Director                         Serge Tchuruk                         French         Chairman and Chief
                                 Alcatel                                              Executive Officer of
                                 54, rue de la Boetie Alcatel
                                 75008 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Marc Vienot                           French         Honorary Chairman and
                                 Societe Generale                                     Director of Societe
                                 Tour Societe Generale                                Generale; Chairman of
                                 92972 Paris La Defense                               the Supervisory Board
                                 France                                               of Aventis and
                                                                                      Chairman of Paris
                                                                                      Europlace
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Directors)
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Philippe Germond                      French         Chairman and Chief
President, Internet              c/o Vivendi Universal                                Executive Officer of
and Telecom                      42, avenue de Friedland                              Cegetel Groupe
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Guillaume Hannezo                     French
President and Chief Financial    c/o Vivendi Universal
Officer                          42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Andrew Kaslow                         U.S.
President, Human Resources       c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Chairman and CEO of              Doug Morris                           U.S.
UMG                              c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Henri Proglio                         French         Chairman of the
President, Vivendi               c/o Vivendi Environnement                            Management Board and
Environnement                    36-38 avenue Kleber                                  Chief Executive Officer
                                 75116 Paris                                          of Vivendi
                                 France                                               Environnement
-------------------------------------------------------------------------------------------------------------------------
Vice Chairman and CEO of         Agnes Touraine                        French
Vivendi Universal Publishing     c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------

               Members of Supervisory Board and Executive Officers
                          of Vivendi Environnement S.A.



                                                                                         Present Principal
                                                                                     Occupation or Employment,
                                                                                        including the Name
                                                                                     (principal business) and
                                                                                    Address (if different than
                                                                                       Business Address) of
Position with Vivendi                   Name and                      Citizenship            Employer
                                    Business Address
-------------------------------------------------------------------------------------------------------------------------
I.     Members of Supervisory
       Board
-------------------------------------------------------------------------------------------------------------------------
Chairman                         Jean-Marie Messier                    French         Chairman and Chief
                                 c/o Vivendi Universal                                Executive Officer of
                                 42, avenue de Friedland                              Vivendi Universal
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Eric Licoys                           French         Co-Chief Operating
                                 c/o Vivendi Universal                                Officer of Vivendi
                                 42, avenue de Friedland                              Universal; Chairman of
                                 75380 Paris, Cedex 08                                Havas Medimedia
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Daniel Bouton                         French         Chairman and Chief
                                 22, rue Notre Dame de Lorette                        Executive Officer of
                                 75009 Paris                                          Societe Generale
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Jean-Marc Espalioux                   French         Chairman of the
                                 Accor                                                Management  Board
                                 Tour Maine Montparnasse                              and CEO of Accor
                                 33 avenue du Maine
                                 75755 Paris Cedex 15
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Paul-Louis Girardot                   French         Director of the
                                 40, rue des Chapelles                                Committee of the Seine-
                                 92310 Sevres                                         Normandy Basin Water
                                 France                                               Authority
-------------------------------------------------------------------------------------------------------------------------
Member                           Catherine Gros                        French         Executive Vice
                                 Vivendi Universal                                    President - Public
                                 42, avenue de Friedland                              Relations of Vivendi
                                 75380 Paris, Cedex 08, France                        Universal
-------------------------------------------------------------------------------------------------------------------------
Member                           Guillaume Hannezo                     French         Senior Executive Vice
                                 Vivendi Universal                                    President and Chief
                                 42, avenue de Friedland                              Financial Officer of
                                 75380 Paris, Cedex 08, France                        Vivendi Universal
-------------------------------------------------------------------------------------------------------------------------
Member                           Richard Heckman                       U.S.           Director of Vivendi
                                 72551 Clancy Lane                                    Water S.A.
                                 Rancho Mirage, CA 92270 U.S.A.
-------------------------------------------------------------------------------------------------------------------------
Member                           Esther Koplowitz                      Spanish        Director of Fomentos de
                                 FCC                                                  Construcciones y
                                 Plaza Pablo Ruiz Picasso                             Contratas (FCC);
                                 28020 Madrid                                         President of Ayuda al
                                 Spain                                                Desvalido Foundation
-------------------------------------------------------------------------------------------------------------------------
Member                           Arthur Laffer                         U.S.           Founding Member of
                                 P.O. Box 1167                                        the Congressional Policy
                                 Rancho Santa Fe, CA 92607                            Advisory Board
                                 U.S.A.
-------------------------------------------------------------------------------------------------------------------------
Member                           Serge Michel                          French         Chairman of Soficot
                                 8, avenue Le Notre
                                 78170 La Celle Saint-Cloud
-------------------------------------------------------------------------------------------------------------------------
Member                           Georges Ralli                         French         Managing Director of
                                 Lazard Freres & Cie.                                 The Lazard Group
                                 121, boulevard Haussman
                                 75008 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Murray Stuart                         British        Director of Royal Bank
                                 Longacre                                             of Scotland Group plc,
                                 Guildford Road                                       Old Mutual plc and
                                 Chobham Woking CMG plc
                                 Surrey GU24 8EA
                                 Great Britain
-------------------------------------------------------------------------------------------------------------------------
Member                           Antoine Zacharias                     French         Chairman and Chief
                                 Vinci                                                Executive Officer of
                                 1, cours Ferdinand de Lesseps                        Vinci
                                 92851 Rueil Malmaison, France
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (Members of the Management
       Board)
-------------------------------------------------------------------------------------------------------------------------
Chairman                         Henri Proglio                         French         Chief Executive Officer
                                 Vivendi Environnement                                of Vivendi
                                 36-38, avenue Kleber                                 Environnement
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Jerome Contamine                      French         Executive Vice
                                 Vivendi Environnement                                President, Finance of
                                 36-38, avenue Kleber                                 Vivendi Environnement
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Antoine Frerot                        French         Chief Executive Officer
                                 Vivendi Environnement                                of Connex
                                 36-38, avenue Kleber
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Denis Gasquet                         French         Chief Executive Officer
                                 Vivendi Environnement                                of Onyx
                                 36-38, avenue Kleber
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Jean-Pierre Denis                     French         Chief Executive Officer
                                 Vivendi Environnement                                of Dalkia
                                 36-38, avenue Kleber
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Andy Seidel                           U.S.           Chief Executive Officer
                                 United States Filter Corporation                     of United States Filter
                                 40-004 Cook Street                                   Corporation
                                 Palm Desert, CA 92211
                                 U.S.A.
-------------------------------------------------------------------------------------------------------------------------

                       Directors and Executive Officers of
                          Vivendi North America Company




                                                                                             Present Principal
                                Name and Business Address                                Occupation or Employment,
                           Except as otherwise indicated, the                               Including the Name
                           Business Address of each person is                            (principal business) and
                            c/o Vivendi North America Company                           Address (if different than
                             60 East 42nd Street, 36th Floor                               Business Address) of
Position with Vivendi              New York, NY 10165                 Citizenship                Employer
-------------------------------------------------------------------------------------------------------------------------
I.     Directors
-------------------------------------------------------------------------------------------------------------------------
President and Director              Jerome Contamine                   French
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Directors)
-------------------------------------------------------------------------------------------------------------------------
Treasurer and Secretary             Philippe Beaute                    French
-------------------------------------------------------------------------------------------------------------------------
Assistant Treasurer                 Philippe Messager                  French
-------------------------------------------------------------------------------------------------------------------------
Assistant Treasurer                 Stephen Dunkling                   British
-------------------------------------------------------------------------------------------------------------------------

             Members of Supervisory Board and Executive Officers of
                               Vivendi Water S.A.



                                                                                             Present Principal
                                Name and Business Address                                Occupation or Employment,
                           Except as otherwise indicated, the                               Including the Name
                           Business Address of each person is                            (principal business) and
                                 c/o Vivendi Water S.A.                                 Address (if different than
                                     52, rue d'Anjou                                       Business Address) of
Position with Vivendi              75008 Paris, France                Citizenship                Employer
-------------------------------------------------------------------------------------------------------------------------
I.     Members of Supervisory
       Board
-------------------------------------------------------------------------------------------------------------------------
Chairman and Chief               Henri Proglio                         French         Chairman of the
Executive Officer                                                                     Management Board and
                                                                                      Chief Executive Officer
                                                                                      of Vivendi Environment

-------------------------------------------------------------------------------------------------------------------------
Member                           Pierre-Henri Galan                    French
                                 c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Richard J. Heckmann                   U.S.

-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Members of the
       Supervisory Board)
-------------------------------------------------------------------------------------------------------------------------
Chief Financial Officer          Olivier Grunberg                      French         Deputy General
                                                                                      Manager of Compagnie
                                                                                      Generale des Eaux
-------------------------------------------------------------------------------------------------------------------------
Chief Operating Officer          Olivier Barbaroux                     French
-------------------------------------------------------------------------------------------------------------------------
Deputy General Manager           Gerard Mohr                           French         Deputy General
                                                                                      Manager of Compagnie
                                                                                      Generale des Eaux
-------------------------------------------------------------------------------------------------------------------------

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2002
                                              VIVENDI UNIVERSAL S.A.

                                              By: /s/ Stephen P. Stanczak
                                                  ------------------------------
                                                  Name: Stephen P. Stanczak
                                                        Attorney-in-Fact


                                              VIVENDI ENVIRONNEMENT S.A.

                                              By: /s/ Jerome Contamine
                                                  ------------------------------
                                                  Name: Jerome Contamine
                                                        Chief Financial Officer


                                              VIVENDI NORTH AMERICA COMPANY

                                              By: /s/ Stephen P. Stanczak
                                                  ------------------------------
                                                  Name: Stephen P. Stanczak
                                                        Attorney-in-Fact


                                              VIVENDI WATER S.A.

                                              By: /s/ Stephen P. Stanczak
                                                  ------------------------------
                                                  Name: Stephen P. Stanczak
                                                        Attorney-in-Fact